SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 8, 2010
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

November 5, 2010
Ivanhoe Mines announces the appointment of Texas
business executive as additional independent director
Robert Hanson retires from board after decade of service
LONDON, ENGLAND — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines, today announced the appointment to the Ivanhoe Mines Board of Directors of Robert B. Holland III, a Dallas, Texas, oil executive and former United States Executive Director of the World Bank.
Mr. Holland will serve as a non-executive, independent member of the Ivanhoe board, effective immediately, filling a vacancy created by the retirement of Robert Hanson after more than a decade as a member of the Ivanhoe Mines Board of Directors.
Mr. Holland’s nomination to the 14-member Ivanhoe Mines board by Rio Tinto increases the present number of Rio Tinto appointees to four. Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe board, based on Rio Tinto’s shareholding in Ivanhoe, under terms of the October 2006 private placement agreement between Rio Tinto and Ivanhoe Mines. Rio Tinto currently owns a 34.9% interest in Ivanhoe Mines.
Mr. Holland is Executive Co-Chairman of Max Petroleum Plc, which is conducting oil exploration in Kazakhstan and is listed on the London Stock Exchange. Other current directorships are with Massey Energy Company and Financial Guaranty Insurance Corporation. A former Dallas attorney, he held the US presidential appointment as US Executive Director of the World Bank between 2002 and 2006, and previously was Managing Partner of Texas Limited, a Dallas consultancy, and CEO, COO and General Counsel with international explorer Triton Energy Ltd.
Mr. Friedland thanked Mr. Hanson, Chairman of London-based Hanson Capital Investments, for his role in providing governance guidance to Ivanhoe Mines. “Robert has been a valued member of the board through Ivanhoe’s prime development years, a period that has seen our Mongolia investments evolve from geologists’ dreams to transformative mining projects. His experience and insights will continue to be provided to the boards of Asia-focused SouthGobi Resources and Sunwing Energy, which are associated with the Ivanhoe group of companies.”
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: November 8, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary

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